Exhibit 99.1

MPS Completes Major IDITSuite Upgrade with Sapiens

Medical Protection Society has upgraded to a new version of IDITSuite for Property & Casualty, gaining future-proof architecture and extended lifecycle support

Rochelle Park, NJ, September 17, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS-based software solutions, today announced that Medical Protection Society (MPS) – the world’s leading protection organization for doctors, dentists, and healthcare professionals – has been upgraded to a new version of IDITSuite. The project advanced MPS’ core suite by six versions, so the organization can benefit from future-proof architecture and extended lifecycle support.

The complex project was completed on time, within budget, and with high quality.

This strategic enhancement brings at least four key benefits for MPS:

●	Future-proof architecture built on modern, scalable infrastructure that supports ongoing innovation and seamless integration with emerging technologies.

●	Extended lifecycle support ensures stability and maintainability for years, reducing operational risk and total cost of ownership.

●	Enhanced functionality, including new features and automation tools that improve efficiency, user experience, and responsiveness to customer needs.

●	Improved performance and security: optimized system performance and reinforced security protocols to meet the highest industry standards.

“We are firmly focused on enhancing MPS’ systems to provide a more seamless member experience. Our successful, long-term relationship with Sapiens and the delivery of this project has been central to this goal,” said Chief Information Officer (CIO), Jonathan Vardon, MPS. “Working closely with teams across MPS, Sapiens has completed this project within a year, delivering an upgrade that will empower us to react faster to industry developments and provide a better user experience, while reducing our total cost of ownership.”

“This strategic upgrade reflects our commitment to continuous improvement and to empowering our clients with robust, forward-looking solutions,” said Roni Al-Dor, Sapiens President and CEO. “The success of this project is the result of outstanding collaboration between two partners that worked like a single team, assisted by the strong cooperation and leadership from MPS management.”

Sapiens IDITSuite for Property & Casualty is an AI-powered, end-to-end insurance software solution that supports customer acquisition, billing, finance, claims, and renewals. The award-winning solution features a low-code product and pricing configuration engine that accelerates speed to market.

www.sapiens.com

About MPS

Medical Protection Society is the world’s leading member-owned, not-for-profit protection organisation for doctors, dentists and healthcare professionals. Founded in 1892, we exist to protect and support the professional interests of almost 300,000 members around the world, helping them to understand and navigate the ongoing challenges of modern practice. Today, we proudly support members in the United Kingdom, Ireland, South Africa, New Zealand, Australia, Hong Kong, Singapore, Malaysia, the Caribbean and Bermuda.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

On August 12, 2025, Sapiens announced that it entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion.

For more information, please visit https://sapiens.com, or follow us on LinkedIn.

Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com